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New York Northern California Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Joseph A. Hall Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4565 tel 212 701 5565 fax joseph.hall@davispolk.com

August 6, 2019

Re:	Grayscale Bitcoin Trust (BTC) (f/k/a Bitcoin Investment Trust)

Amendment No. 3 to Draft Registration Statement on Form 10-12G

Submitted April 12, 2019

CIK No. 0001588489

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Commodities

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Sonia Gupta Barros, Assistant Director

Sara von Althann, Staff Attorney

Robert Telewicz, Accounting Branch Chief

Eric McPhee, Senior Staff Accountant

Ladies and Gentlemen:

On behalf of our client, Grayscale Investments, LLC, a Delaware limited liability company (the “Sponsor”) and the sponsor of Grayscale Bitcoin Trust (BTC) (f/k/a Bitcoin Investment Trust) (the “Trust”), a Delaware Statutory Trust, this letter sets forth the Sponsor’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated May 17, 2019 (the “Comment Letter”). On April 12, 2019, the Sponsor confidentially submitted Amendment No. 3 to the draft registration statement on Form 10-12G (the “Draft Registration Statement”) via the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) to the Commission relating to the registration of the Trust’s Shares pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended. The Sponsor has prepared revised disclosure in response to the Staff’s comments to be included in Amendment No. 4 to the Draft Registration Statement (“Amendment No. 4”), which will be filed at a subsequent date, and is submitting such revised disclosure on Schedule A to this letter.

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Because of the commercially sensitive nature of certain information contained herein, this letter is accompanied by a request for confidential treatment for selected portions of this letter that have been omitted and, where applicable, have been marked with asterisks to denote where omissions have been made. The Sponsor has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Sponsor’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Sponsor is requesting confidential treatment.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment.

Amendment Number 2 to Draft Registration Statement on Form 10-12G, filed April 12, 2019

Principal Market and Fair Value Determination, page F-8

1.	Please provide us with the following information in order to assist us in evaluating your principal market determination with respect to Bitcoin, Incidental Rights and IR Virtual Currency.

•

Define the specific market in which you transact and identify its type. In that regard, we note that ASC 820-10-20 includes definitions of four types of markets (e.g. brokered, dealer, exchange and principal to principal markets).

Response: The Trust only receives Bitcoin from the Authorized Participant and does not itself transact on any Bitcoin markets. Therefore, the Trust looks to the Authorized Participant when assessing volume and level of activity for Bitcoin, Incidental Rights and/or IR Virtual Currency, even though the determination of the principal market (and, as a result, the market participants in the principal market) is made by the Trust as the reporting entity. The Authorized Participant transacts in a Brokered Market, a Dealer Market, Principal-to-Principal Markets and Exchange Markets, each as defined in the Financial Accounting Standards Board (“FASB”) Master Glossary. The Authorized Participant, as a related party of the Sponsor, provides information about the Bitcoin markets on which it transacts to the Trust. Below, the Sponsor provides definitions and examples of each as they apply to digital assets such as Bitcoin, Incidental Rights and IR Virtual Currency.

Brokered Market: A market in which brokers attempt to match buyers of digital assets with sellers of digital assets but do not stand ready to trade digital assets for their own account. The Brokered Market for digital assets includes a wide variety of market participants, including, for example, platforms that purchase Bitcoin for Individual Retirement Accounts or 401(k) accounts.

Dealer Market: A market in which dealers stand ready to trade digital assets (either buying or selling digital assets for their own account), thereby providing liquidity by using their capital to hold an inventory of digital assets for which they make a market. The Dealer Market for digital assets includes market participants such as institutional traders that facilitate large-sized digital asset trades.

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Principal-to-Principal Markets: Markets in which digital asset transactions are negotiated independently with no intermediary. Little information about these transactions is generally available publicly. The Authorized Participant classifies Principal-to-Principal Markets into two categories: (i) a Principal-to-Principal Market in which the market participants are entities such as mining pools and (ii) a Principal-to-Principal Market in which the market participants are large individual holders of digital assets.

Exchange Markets: Markets in which closing prices are readily available and generally considered by market participants to be representative of fair value. Furthermore, Exchange Markets are those in which brokers and traders buy and sell digital assets on online trading platforms through order books or similar functionality managed by third parties. The Sponsor considers each Bitcoin Exchange to be an Exchange Market. Exchange Markets for digital assets in which the Authorized Participant transacted in 2017 and 2018 are outlined below.

•	Identify, based on reasonably available information, to which specific markets you have access, in addition to the markets in which you transact.

Response: The Authorized Participant only has access to Exchange Markets that have obtained a BitLicense from the New York Department of Financial Services (“NYDFS”) (see 23 NYCRR 200). The Authorized Participant has access to a Brokered Market, Dealer Market, or Principal-to-Principal Market that the Authorized Participant reasonably believes is operating in compliance with applicable law, including federal and state licensing requirements, based upon information and assurances provided to it by the market.

•

Support your determination that you have overcome the presumption that the market in which you would normally transact is your principal market by reference to the volume and level of activity for each of the accessible markets you identified.

Response: In most instances, the market in which a reporting entity would sell an asset (or transfer a liability) with the greatest frequency will also represent the market with the greatest volume and deepest liquidity for all market participants. In these instances, the principal market would be the same regardless of whether it is determined based on entity-specific volume and level of activity or market-based volume and level of activity. However, when this is not the case, a reporting entity’s principal market is determined using market-based volume and level of activity. The amendments to ASC 820 made by ASU 2011-04 make it clear that the principal market for an asset or liability should be determined based on the market with the greatest volume and level of activity that the reporting entity can access, and not the entity’s own level of activity in a particular market. That is, the determination as to which market(s) a particular entity can access is entity-specific, but once the accessible markets are identified, market-based volume and level of activity determine the principal market.

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Once the markets to which the Authorized Participant has access have been identified, the determination of the principal market should not be based on management’s intent or entity-specific volume, but rather should be based on the market with the greatest volume and level of activity for the asset. Trading volumes and level of activity in the transactional markets for Bitcoin that the Authorized Participant has historically had access to and has historically transacted in are as follows:

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For the year ended December 31, 2018 (as a percentage of volume and activity)
Market	Entity- specific volume for the asset (based on history)		Entity- specific activity for the asset (based on history)		Total market- based volume for the asset		Total market- based activity for the asset
Brokered Market	[***]	%	[***]	%	[***]	[1]	[***]	[1]
Dealer Market	[***]	%	[***]	%	[***]	[1]	[***]	[1]
Principal-to-Principal Markets:	[***]	%	[***]	%	[***]	[1]	[***]	[1]
Exchange Markets:	[***]	%	[***]	%	[***]	%[2]	[***]	%

	[***]	%	[***]	%	[***]	%	[***]	%

For the year ended December 31, 2018 (in Bitcoin for volume and number of trades for activity)
Market	Entity- specific volume for the asset (based on history)	Entity- specific activity for the asset (based on history)	Total market- based volume for the asset		Total market- based activity for the asset
Brokered Market	[***]	[***]	[***]	[1]	[***]	[1]
Dealer Market	[***]	[***]	[***]	[1]	[***]	[1]
Principal-to-Principal Markets:	[***]	[***]	[***]	[1]	[***]	[1]
Exchange Markets:	[***]	[***]	[***]		[***]

	[***]	[***]	[***]		[***]

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For the year ended December 31, 2017 (as a percentage of volume and activity)
Market	Entity- specific volume for the asset (based on history)		Entity- specific activity for the asset (based on history)		Total market- based volume for the asset		Total market- based activity for the asset
Brokered Market	[***]	%	[***]	%	[***]	%[2]	[***]	%[2]
Dealer Market	[***]	%	[***]	%	[***]	%[2]	[***]	%[2]
Principal-to-Principal Markets:	[***]	%	[***]	%	[***]	%[2]	[***]	%[2]
Exchange Markets:	[***]	%	[***]	%	[***]	%	[***]	%

	[***]	%	[***]	%	[***]	%	[***]	%

For the year ended December 31, 2017 (in Bitcoin for volume and number of trades for activity)
Market	Entity- specific volume for the asset (based on history)	Entity- specific activity for the asset (based on history)	Total market- based volume for the asset		Total market- based activity for the asset
Brokered Market	[***]	[***]	[***]	[1]	[***]	[1]
Dealer Market	[***]	[***]	[***]	[1]	[***]	[1]
Principal-to-Principal Markets:	[***]	[***]	[***]	[1]	[***]	[1]
Exchange Markets:	[***]	[***]	[***]		[***]

	[***]	[***]	[***]		[***]

[1]

The Brokered Market, Dealer Market and Principal-to-Principal Markets do not publish or share trading volume and activity data publicly, nor is such data reasonably available to the Trust. Trading volume and activity data from the Brokered Market, Dealer Market and Principal-to-Principal Markets are therefore considered unobservable inputs.

[2]	Market based volume is calculated using trading volume (in Bitcoins) provided by the Index Provider. [***]

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The Sponsor is not required to undertake an exhaustive search of all possible exit markets to determine the principal market for the asset being measured. ASC 820 provides a rebuttable presumption that the market in which a reporting entity normally transacts for the asset or liability is the principal market, unless contrary evidence exists. As such, the Sponsor assesses information that is reasonably available when considering which market has the greatest volume and level of activity. The lack of public transaction price, volume and level of activity data in regard to the Brokered Market, Dealer Market and Principal-to-Principal Markets and the fact that Exchange Markets have the greatest volume and level of activity for the asset, based on information reasonably available to the Trust, provide an appropriate rebuttal to the presumption in ASC Topic 820-10-35-5A because this data is more transparent for investors, provides a more reliable price to determine fair value and enables better comparison between the Trust and other reporting entities.

As noted in footnote 1 above, the Brokered Market, Dealer Market and Principal-to-Principal Markets do not share trading volume and activity data publicly and trading volume and activity data is not reasonably available to the Trust. Nonetheless, to demonstrate that Exchange Markets have greater market volume and activity than the aforementioned Brokered Market, Dealer Market and Principal-to-Principal Markets, based on information reasonably available to the Trust, the below table provides the ratio of volume and level of activity of the Authorized Participant in relation to its volume and level of activity in [***] the largest Exchange Market:

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For the year ended December 31, 2018
Market	Ratio of entity- specific volume for the asset to total [***] volume for the asset		Ratio of entity- specific activity for the asset to total [***] activity for the asset
Brokered Market	[***	]%	[***	]%
Dealer Market	[***	]%	[***	]%
Principal-to-Principal Markets:	[***	]%	[***	]%
Exchange Markets:	[***	]%	[***	]%

For the year ended December 31, 2017
Market	Ratio of entity- specific volume for the asset to total [***] volume for the asset		Ratio of entity- specific activity for the asset to total [***] activity for the asset
Brokered Market	[***	]%	[***	]%
Dealer Market	[***	]%	[***	]%
Principal-to-Principal Markets:	[***	]%	[***	]%
Exchange Markets:	[***	]%	[***	]%

[***] The Brokered Market, Dealer Market and Principal-to-Principal Markets do not publish trading volume and level of activity publicly and there are no sources reasonably known to the Sponsor that publish such information. As mentioned above, in determining the principal market, the Sponsor evaluates entity-specific and market-based volume and level of activity in various markets and selects, as the Trust’s principal market, the market that has the greatest market-based volume and level of activity with respect to Bitcoin transactions overall, even if the prices for Bitcoin in other markets are more advantageous or if the Trust itself, through the Authorized Participant, has greater trading entity-specific volume or activity in another market.

ASC 820-10-35-53 further supports the conclusion that the Trust should look to accessible Exchange Markets as opposed to the Brokered Market, Dealer Market and Principal-to-Principal Markets that the Authorized Participant transacts in to determine its principal market because it states that “unobservable inputs shall be used to measure fair value to the extent that relevant observable inputs are not available.” This requirement is consistent with the notion that fair value is a market-based measurement and, therefore, is determined using market-based observable data, to the extent available and relevant. Observable inputs are defined by the FASB Master Glossary as “inputs that are developed using market data, such as publicly available information about actual events or transactions, and that reflect the assumptions that market participants would use when pricing the asset or liability,”

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whereas unobservable inputs are defined as “inputs for which market data are not available and that are developed using the best information available about the assumptions that market participants would use when pricing the asset or liability.” Exchange Markets publish price and trading volume data publicly, and as such, data from such markets are considered observable inputs. In contrast, the Brokered Market, Dealer Market and Principal-to-Principal Markets do not publish or share price and trading volume data publicly, and as such, data from such markets are therefore considered unobservable inputs by the Trust. Regardless of the valuation techniques used to estimate fair value, ASC 820 requires that these techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Lastly, the Sponsor also notes that when the Authorized Participant negotiates transactions in the Brokered Market, Dealer Market and Principal-to-Principal Markets, it often looks to publicly available Exchange Market prices because Exchange Markets are those in which closing prices are both readily available and are generally considered by market participants to be representative of fair value.

Because of the above and the fact that Exchange Markets have the greatest volume and level of activity for the asset, based on information reasonably available to the Trust, the Trust looks to accessible Exchange Markets as opposed to the Brokered Market, Dealer Market and Principal-to-Principal Markets to determine its principal market.

•	Discuss how you gain insight into the volume and level of activity in non-public markets and how you assess the accuracy of self-reported volume on public exchanges.

Response: Due to the nascent nature of the digital asset market as a whole, there is limited ability to gain insight into the overall volume and level of activity of non-public markets (i.e., the Brokered Market, Dealer Market and Principal-to-Principal Markets). Based on the information reasonably available to the Trust, the Sponsor believes that Exchange Markets have greater volume and level of activity than the Brokered Market, Dealer Market and Principal-to-Principal Markets. However, the Sponsor notes that this determination is only based on information reasonably available to the Trust. The Sponsor believes that the lack of available information with respect to the Brokered Market, Dealer Market and Principal-to-Principal Markets is supportive of why the Trust looks to accessible Exchange Markets as opposed to the Brokered Market, Dealer Market and Principal-to-Principal Markets to determine its principal market, as further described above.

In regard to assessing the accuracy of self-reported volumes from Exchange Markets that the Trust has access to, the Sponsor believes that volumes reported by Exchange Markets with a BitLicense have a higher level of reliability due to the regulatory requirements of obtaining and maintaining a BitLicense. BitLicense holders must adhere to strict operating standards that include (i) submitting audited financial statements to the NYDFS, including income statements, statement of assets/liabilities, insurance, and banking, (ii) meeting certain capitalization requirements set by the NYDFS, (iii) maintaining full reserves of custodian assets, which prohibits certain sales and encumbrances, (iv) providing fingerprints and photographs of employees with access to customer funds, (v) having a qualified

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Chief Information Security Officer and completing annual penetration testing and audits, (vi) maintaining documented business continuity and disaster recovery plans that are independently tested annually and (vii) undergoing an independent exam by the NYDFS. The Sponsor also notes that, as described in the response letter delivered to the Staff dated December 6, 2018, public transaction price and trading volume data are some of the factors used by the Index Provider to provide the Bitcoin Index Price.

For the years ended December 31, 2018 and 2017, Coinbase Pro (formerly known as GDAX) was the market accessible to the Authorized Participant and the Trust with the highest market-based trading volume and activity. The Sponsor concluded that Coinbase Pro was the appropriate principal market as it overcame the presumption that the other markets with which the Authorized Participant normally enters into transactions would be an appropriate principal market for the Trust based on the analysis set forth above. The Sponsor has prepared revised disclosure to be included in Amendment No. 4 to clarify its Principal Market and Fair Value Determination. Such revised disclosure is set forth on Schedule A hereto.

2.

We were unable to identify your response to the second bullet of prior comment 3. Tell us whether the Authorized Participant has access to markets that the Trust would not if the Trust transacted directly rather than through the Authorized Participant. For example, if the Trust is limited or restricted by law from accessing certain markets, please tell us if the Authorized Participant has those same limitations or restrictions.

Response: The Authorized Participant does not have access to markets that the Trust would not, and is subject to the same limitations and restrictions that the Trust would be subject to, if the Trust transacted directly rather than through the Authorized Participant.

Incidental Rights and IR Virtual Currency, page F-9

3.

We note your response to comment 2 and your revised disclosure that you recognize Incidental Rights and IR Virtual Currency at either the effective time or snapshot time of the applicable fork or airdrop or similar event, or if later, the time at which market participants other than the third parties responsible for the creation of the Incidental Right or IR Virtual Currency become aware of occurrence of the applicable fork, airdrop or similar event. Please address the following with respect to this policy and expand your disclosure where appropriate:

Response: As an initial matter, the Sponsor notes for the Staff that it has prepared revised disclosure to be included in Amendment No. 4 to clarify that Incidental Rights and IR Virtual Currency are recognized, for U.S. GAAP financial reporting purposes, on the date in which the fork, airdrop or similar event occurs and has removed any references to recognition occurring at any date other than when the fork, airdrop or similar event occurs. Such revised disclosure is set forth on Schedule A hereto.

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•

Clarify what is meant by the effective time or snapshot time of the applicable fork, airdrop or similar event. If both phrases mean when the fork or airdrop occurs, consider stating this in place of references to the effective time or snapshot time.

Response: If a fork, airdrop or similar event occurs, each person that owns Bitcoin as of a specified time is entitled to a certain amount of the new Incidental Rights or IR Virtual Currency. The “effective time” and the “snapshot time” both mean the specified time at which a person must own Bitcoin in order to become entitled to receive the new Incidental Rights or IR Virtual Currency upon the occurrence of a fork, airdrop or similar event. In other words, the “effective time” and “snapshot time” function similarly to a “record date” with respect to a distribution of a dividend on corporate stock. Historically, for any Incidental Rights or IR Virtual Currency that have had material value to the Trust (i.e., Bitcoin Cash and Bitcoin Gold), the effective time/snapshot time for a fork, airdrop or similar event has been at the same time at which the fork, airdrop or similar event occurred. The Sponsor has prepared revised disclosure to be included in Amendment No. 4 that, to avoid confusion, clarifies that Incidental Rights and IR Virtual Currency are recognized, for U.S. GAAP financial reporting purposes, on the date in which the fork, airdrop or similar event occurs and has removed all references to other dates in the discussion of recognition of forks, airdrops or similar events.

•

Clarify the circumstances in which Incidental Rights or IR Virtual Currency would not be recognized when the applicable fork, airdrop or similar event occurs. For each such circumstance, provide an analysis of the three essential characteristics of an asset that supports your conclusion that an asset does not exist upon occurrence of the fork or airdrop and articulates, based on the circumstance, the operation of the applicable technology, and by reference to the U.S. GAAP characteristics of an asset, when an asset does exist.

Response: As noted above, Incidental Rights and IR Virtual Currency would only be recognized on the date in which the applicable fork, airdrop or similar event occurs.

•

For Incidental Rights or IR Virtual Currency not recognized when the applicable fork, airdrop or similar event occurs, clarify whether under your policy the market participants are specifically identified and, if so, how. Please also clarify under your policy how you determine when market participants become aware of the occurrence of the applicable fork, airdrop or similar event, what you mean by aware, including whether it is an objective or subjective standard, whether it occurs at a single point in time for all market participants and if not, how your policy applies, and how you have determined that the three essential characteristics of an asset in U.S. GAAP are first met at this time.

Response: As noted above, Incidental Rights and IR Virtual Currency would only be recognized on the date in which the applicable fork, airdrop or similar event occurs.

•

Please tell us whether, and if so how, the distinction being made between the Custodian and the Sponsor and Trust discussed in the third paragraph of the response to comment 2 impacts your recognition policy.

Response: The Sponsor’s disclosure has been revised to clarify that Incidental Rights and IR Virtual Currency are recognized on the date in which the fork, airdrop or similar event occurs. However, the Sponsor respectfully advises the Staff that no distinction is made between the Custodian and the Sponsor and Trust that would impact the Trust’s recognition policy for financial reporting purposes in accordance with U.S. GAAP.

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4.

We continue to evaluate your principal market determination and the requirement in ASC 820 that a principal market be accessible. We note in step 2 of your principal market determination that you include markets that do not have a BitLicense. Please tell us whether you or the Authorized Participant are able to access such markets under the laws applicable to the Trust and the Authorized Participant. Further, with respect to step 2 of your principal market determination, please tell us how you are able to access an exchange’s affiliated trading desk when you represent that you are not able to access the exchange. In your response, please describe the limitations and restrictions in law that preclude you from accessing the exchange, but nonetheless permit you to access the exchange’s affiliated trading desk. Please also describe the mechanics of transacting through the exchange’s trading desk as opposed to transacting on the exchange directly and identify the type of market this would represent under ASC 820, e.g., principal to principal market or exchange market.

Response: As an initial matter, the Sponsor notes for the Staff that it has prepared revised disclosure, set forth on Schedule A hereto and to be included Amendment No. 4, to clarify that the Authorized Participant does not have access to Bitcoin Exchanges that do not have a BitLicense and has access to markets only to the extent that the Authorized Participant reasonably believes are operating in compliance with applicable law, including federal and state licensing requirements, based upon information and assurances provided to it by each market.

Although not specifically required by laws and regulations applicable to the Trust or the Authorized Participant, the Authorized Participant will access only those Bitcoin Exchanges that have obtained a BitLicense. In general, the Sponsor believes that an Exchange Market for Bitcoin that offers services to New York customers is subject to a requirement to obtain BitLicense. With respect to a Brokered Market, Dealer Market, Principal-to-Principal Market, including such markets affiliated with a Bitcoin Exchange, the Authorized Participant seeks reasonable assurance from the particular market that the market is operating in compliance with all laws and regulations applicable to the market, including any applicable federal and state licensing requirements (including the BitLicense) necessary for it to transact with the Authorized Participant. The Sponsor and the Authorized Participant are not aware of any specific legal or regulatory requirements that would restrict the Authorized Participant from transacting with a trading desk affiliated with a Bitcoin Exchange.

A Bitcoin Exchange is classified as an Exchange Market of which the Authorized Participant is a customer. The mechanics of transacting through a Bitcoin Exchange involve transacting through its online platform. In contrast, a Bitcoin Exchange’s affiliated trading desk is a market participant in the Dealer Market for digital assets that serves as a counterparty to the Authorized Participant. The mechanics of transacting through a Bitcoin Exchange’s affiliated trading desk involve transacting directly with a market participant. A Bitcoin Exchange’s affiliated trading desk is therefore not the same market as the applicable Bitcoin Exchange and, to the Sponsor’s knowledge, the Brokered Market, Dealer Market and Principal-to-Principal Markets may engage in virtual currency activities that do not require a BitLicense. Therefore, the Authorized Participant is able to access Brokered Market, Dealer Market and Principal-to-Principal Markets that do not have a BitLicense.

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The Sponsor agrees that the Trust must have access to the principal market at the measurement date. The Sponsor therefore does not consider Exchange Markets, such as Bitcoin Exchanges, that do not have a BitLicense in its principal market determination. The Sponsor has prepared a revised description of the principal market determination for Incidental Rights and IR Virtual Currency to be included in Amendment No. 4 to further clarify the above. Such revised disclosure is set forth on Schedule A hereto.

5.

We note your disclosure in step 4 of your principal market determination describing the steps you take in the absence of an observable market that can serve as the principal market for the relevant digital asset. Please clarify if this refers to circumstances where the Trust and Authorized Participant does not have access to any known or observable markets. To the extent it does, please clarify how you use this input why you believe it is appropriate to look to inaccessible markets with observable market prices, which your policy suggests you do without, for example, identifying potential market participants as contemplated in ASC 820-10-35-6c and 820-10-35-9 and adjusting this input for any differences in the characteristic of the asset being measured and the price observed within the inaccessible market, and the specific authoritative literature you are relying on to support this policy.

Response: The Trust does not transact in Incidental Rights or IR Virtual Currency, and as a result, the Trust looks to the Authorized Participant when assessing volume and level of activity for Incidental Rights and/or IR Virtual Currency. When a fork, airdrop or similar event occurs, there is typically significant uncertainty surrounding Incidental Rights and IR Virtual Currency and markets take time to develop for the applicable Incidental Right or IR Virtual Currency. For example, from the date of the Bitcoin Gold fork to the date on which the Trust distributed the Incidental Rights to Bitcoin Gold it received as a result of the fork, the Authorized Participant transacted in the Dealer Market and a Principal-to-Principal Market. In the case of the Bitcoin Cash fork, the Authorized Participant was transacting in Bitcoin Cash on the Brokered Market, the Dealer Market and Principal-to-Principal Markets prior to the date on which the Trust distributed the Bitcoin Cash it received as a result of the fork. However, there were no Exchange Markets trading Bitcoin Cash or Bitcoin Gold on the date of such distribution to which the Authorized Participant had access.

The Sponsor considers all information that is reasonably available in accordance with ASC Topic 820-10-35-5A. In the absence of a market to which the Authorized Participant has access that can serve as the principal or most advantageous market for the relevant digital asset, the Sponsor focuses on identifying market participants to which the Authorized Participant could sell the relevant digital asset in a hypothetical transaction. The Trust also considers the assumptions that those market participants would use in pricing the digital asset in accordance with ASC 820.

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The principal market determinations for Incidental Rights and/or IR Virtual Currency that have been distributed from the Trust have been revised. This change is deemed not to be material based on the Sponsor’s evaluation that considered both qualitative and quantitative impacts on the financial statements. The Sponsor notes for the Staff that it has prepared revised disclosure in response to the Staff’s comment to be included in Amendment No. 4, which is set forth on Schedule A hereto.

6.

We note from your previous responses and disclosure that you abandon Incidental Rights and IR Virtual Currency through notice provided to the Custodian. Please describe your abandonment process more fully and in the context of the underlying technology and the U.S. GAAP definition of an asset. Please also identify the U.S. GAAP derecognition guidance you are following and provide supporting analysis demonstrating how your abandonment process meets the derecognition requirements.

Response: The Sponsor notes that historically, any Incidental Rights or IR Virtual Currency that have had material value were distributed to the Trust’s Shareholders of record as of a record date established by the Trust for the applicable fork, airdrop or similar event. All other forks, airdrops and similar events have resulted in Incidental Rights or IR Virtual Currency with little or no value and which were immaterial to the Trust’s financial statements as of the date of such events, as well as through the date of this letter.

U.S. GAAP Derecognition Guidance

Per Statement of Financial Accounting Concepts No. 6 “Once acquired, an asset continues as an asset of the entity until the entity collects it, transfers it to another entity, or uses it up, or some other event or circumstance destroys the future benefit or removes the entity’s ability to obtain it.”

Furthermore, ASC 610-20-05-2 states that “[t]he term transfer in this Subtopic is used broadly and includes sales…or other changes in facts and circumstances that result in the derecognition of nonfinancial assets or in substance nonfinancial assets that do not constitute a business. For example, an entity may lose control of nonfinancial assets or in substance nonfinancial assets because of the expiration or termination of an existing contractual arrangement...”

The term sale also refers to a transfer of a nonfinancial asset or an in substance nonfinancial asset or any other transaction in which an entity loses control of a nonfinancial asset or an in substance nonfinancial asset.

The Trust’s Prospective Abandonment Policy

Existing Contractual Arrangement and Control of Incidental Rights and IR Virtual Currency

The Custodian Agreement is an existing contractual arrangement in which the Trust gives the Custodian authority to hold the private keys for the Trust’s Bitcoin and therefore any Incidental Rights or IR Virtual Currency. As such, the Trust would only be able to receive future benefit from, or obtain, any Incidental Rights or IR Virtual Currency by its authority to direct the Custodian, who controls the Trust’s ability to obtain an Incidental Rights or IR Virtual Currency.

Termination of an Existing Contractual Arrangement and Loss of Control of Incidental Rights and IR Virtual Currency Under U.S. GAAP

The Prospective Abandonment Notice is the termination of an existing contractual arrangement, the Custodian Agreement, vis-à-vis abandoned Incidental Rights or IR Virtual Currency. In connection with the Prospective Abandonment Notice, the Custodian acknowledged that the Trust will have no right to receive any Incidental Right or IR Virtual Currency that is subject to such Prospective Abandonment, and that the Custodian will have no authority, pursuant to the Custodian Agreement or otherwise, to exercise, obtain or hold, as the case may be, any such Incidental Right or IR Virtual Currency on behalf of the Trust.

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Furthermore, in connection with the Prospective Abandonment Notice, the Trust represented that it would take no action at any time that was inconsistent with a Prospective Abandonment and, without limiting the generality of the foregoing, that it would not accept any future delivery of any abandoned Incidental Rights or IR Virtual Currency, or any payment from any person in respect of any abandoned Incidental Rights or IR Virtual Currency, and that it would not represent to any person or in any context that it had any remaining rights with respect to any abandoned Incidental Rights or IR Virtual Currency. The Trust further represented in the Prospective Abandonment Notice that its abandonment of any Incidental Right or IR Virtual Currency by way of such notice to the Custodian was irrevocable as a legal matter.

As a result of the Prospective Abandonment Notice, the Trust loses control of any Incidental Rights and IR Virtual Currency subject to a Prospective Abandonment by (i) itself losing authority to direct the Custodian to control such abandoned Incidental Rights and IR Virtual Currency and (ii) the Custodian losing the contractual authority to control such abandoned Incidental Rights and IR Virtual Currency.

Loss of Control of Incidental Rights and IR Virtual Currency from a Technological Perspective

From a technological perspective, Prospective Abandonment means that the Trust cannot compel the Custodian to take any further action on behalf of the Trust with respect to the Trust’s private keys to access any Incidental Rights or IR Virtual Currency subject to a Prospective Abandonment, which removes the Trust’s ability to obtain such Incidental Rights or IR Virtual Currency through such private keys. Anything otherwise would be a breach of the Prospective Abandonment Notice, which notice was acknowledged and signed by both the Custodian and the Trust.

The Sponsor’s Derecognition of Abandoned Incidental Rights and IR Virtual Currency

In determining whether its Prospective Abandonment Policy meets the derecognition requirements set forth under U.S. GAAP, the Sponsor looked to ASC 610-20-05-2 and its broad but non-exhaustive list of examples that result in a transfer or loss of control (and thus a destruction of the future benefit or removal of an entity’s ability to obtain any abandoned assets). As described above, the Prospective Abandonment Notice and the Prospective Abandonment of any Incidental Right or IR Virtual Currency result in the termination of an existing contractual arrangement, the Custodian Agreement, vis-a-vis such abandoned Incidental Right or IR Virtual Currency, and the loss of control of such abandoned Incidental Right or IR Virtual Currency by the Trust through the Custodian. For these reasons, the Sponsor believes that it is appropriate to derecognize such an Incidental Rights or IR Virtual Currency at the time of such Prospective Abandonment for accounting purposes.

Investment Transactions and Revenue Recognition, page F-9

7.

We note your response to comment 5, and based on your analysis, we do not believe that your investments in Bitcoin meet the definition of a financial asset. We further note Bitcoin is not a debt or equity security and that ASC 946-10-15-1 indicates that entities within the scope of ASC 946 shall comply with the applicable guidance not included in ASC 946. As such, please reconsider your analysis and tell us the consideration you gave to applying ASC 610-20- 32-2.

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Response: The Sponsor reevaluated its approach giving consideration to the guidance in Topic ASC 610 by assigning a specific cost to the Bitcoins being derecognized by the Trust. The Sponsor notes for the Staff that it would not be feasible to utilize such a method prospectively and that the rationale for using the average cost method, as outlined below, remains relevant. The results of this analysis were deemed to not be materially different than using average cost based on the Sponsor’s evaluation which considered both the qualitative and quantitative impacts on its historical financial statements.

The Sponsor specifically reconsidered its analysis in regard to ASC Topic 610-20-32-2, which states, “When an entity meets the criteria to derecognize a distinct nonfinancial asset or a distinct in substance nonfinancial asset, it shall recognize a gain or loss for the difference between the amount of consideration measured and allocated to that distinct asset in accordance with paragraphs 610-20-32-3 through 32-6: and the carrying amount of the distinct asset. The amount of consideration promised in a contract that is included in the calculation of a gain or loss includes both the transaction price and the carrying amount of liabilities assumed or relieved by a counterparty.”

ASC Topic 610 provides guidance on the recognition of gains and losses on transfers of nonfinancial assets. ASC Topic 610 was considered in the analysis to determine the realized gains or losses recognized by the Trust, as the Trust uses the fair value method of accounting for Bitcoin in accordance with its classification as an investment company. The Trust, on behalf of its investors, invests in Bitcoin as an asset class for purposes of capital appreciation. In accordance with ASC 946, the Trust’s investment (i.e., Bitcoin) is subsequently measured at fair value through profits or losses. As investors have invested in the Trust to gain investment exposure to Bitcoin, this basis of accounting aligns with the Trust’s financial reporting objectives to provide useful financial information to investors.

The Bitcoin held by the Trust are not actively managed. This means that the Trust does not sell Bitcoin at times when its price is high or acquire Bitcoin at low prices in the expectation of future price increases. It also means that the Trust does not make use of any of the hedging techniques available to professional Bitcoin investors to attempt to reduce the risk of losses resulting from price decreases. The Trust uses Bitcoin to settle the Trust’s Sponsor Fee payable which is also measured at fair value. Therefore, realized gains or losses will reflect the difference between the carrying value of the asset, which the Trust reflects at fair value, and the cost allocated to the assets being derecognized. This approach aligns to similarly structured trusts, such as SPDR® Gold Trust and iShares Silver Trust, among others, as the Trust holds a single asset and offers investors an indirect method of gaining exposure to the price of the asset through the purchase of Shares in the Trust.

The Sponsor had previously determined that it was appropriate to use an average cost method to calculate realized gains and losses on Bitcoin used as payment of the Sponsor’s Fee because:

a.

Using the average cost method better corresponds with the substance of any particular transaction. Since the fees payable by the Trust are calculated as 2% of the aggregate value of the Trust’s assets, less its liabilities, the substance of these transactions is based on all of the assets held by the Trust at any given time, not just the specific Bitcoins that are being used for a particular transaction; and

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b.

Using the average cost method more accurately reflects the realized gains and losses on use of Bitcoins in the periods in which Bitcoins are used. The average cost method better represents the cost basis of Bitcoins used for payment of expenses because it incorporates the cost of the entire Bitcoin position being withdrawn to pay fees.

* * *

Please do not hesitate to contact me at 212-450-4565 or joseph.hall@davispolk.com or Hillary Coleman at 212-450-4733 or hillary.coleman@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Joseph A. Hall

Joseph A. Hall

cc:	Barry E. Silbert Chief Executive Officer, Grayscale Investments, LLC

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SCHEDULE A

Comments 1 and 4: Revised disclosure for pages 2, 48 and F-8 to be included in Amendment No. 4

Principal Market and Fair Value Determination

To determine which ~~exchange~~market is the Trust’s principal market (or in the absence of a principal market, the most advantageous market) for purposes of calculating the Trust’s ~~NAV, the Trust considers only Bitcoin Exchanges that are U.S. dollar-denominated, have an online platform and publish transaction price and volume data publicly. Based on these requirements, the Trust prepares a list of eligible Bitcoin Exchanges and considers the following criteria to select its principal market: (i) the volume of Bitcoin traded on a Bitcoin Exchange in the trailing twelve months, (ii) a Bitcoin Exchange’s regulatory compliance with applicable federal and state licensing requirements and practices regarding AML and KYC procedures and (iii) the degree of intra-day price fluctuations a Bitcoin Exchange experiences as well as the degree of variance in prices across Bitcoin Exchanges.~~ net asset value (“NAV”), the Trust follows ASC 820-10, which outlines the application of fair value accounting. ASC 820-10 determines fair value to be the price that would be received for Bitcoin in a current sale, which assumes an orderly transaction between market participants on the measurement date. ASC 820-10 requires the Trust to assume that Bitcoin is sold in its principal market to market participants or, in the absence of a principal market, the most advantageous market. Market participants are defined as buyers and sellers in the principal or most advantageous market that are independent, knowledgeable, and willing and able to transact. In determining which of the eligible Bitcoin ~~Exchanges~~markets is the Trust’s principal market, the Trust reviews these criteria in the following order:

~~First, the Trust sorts the list of eligible Bitcoin Exchanges from high to low by volume of Bitcoin traded on each Bitcoin Exchange in the trailing twelve months. The Trust moves down the list until it reaches a Bitcoin Exchange that has a volume of Bitcoin traded for the trailing twelve months that is less than 10% of the next largest Bitcoin Exchange and excludes this and all smaller Bitcoin Exchanges from the list. However, the list will always contain a minimum of three Bitcoin Exchanges, even if the percentage of volume drops to less than 10% of the next largest Bitcoin Exchange.~~

~~Second~~First, the Trust reviews the ~~remaining~~list of Bitcoin ~~Exchanges~~markets and excludes any Bitcoin ~~Exchanges that do not comply with the federal and state licensing requirements that are applicable~~markets that are nonaccessible to the Trust and the Authorized ~~Participant~~Participant(s). The Trust or ~~an~~the Authorized Participant ~~can only do business with those~~ does not have access to Bitcoin Exchanges that ~~meet the regulatory requirements of the jurisdiction in which the Trust or an~~ do not have a BitLicense and has access to Bitcoin markets only to the extent that the Authorized Participant ~~is registered to do business. The Trust also assesses each Bitcoin Exchange’s practices regarding AML and KYC procedures.~~ reasonably believes are operating in compliance with applicable law, including federal and state licensing requirements, based upon information and assurances provided to it by each market.

Second, the Trust sorts the remaining Bitcoin markets from high to low by entity-specific and market-based volume and activity of Bitcoin traded on each Bitcoin market in the trailing twelve months.

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Third, the Trust then reviews intra-day pricing fluctuations and the degree of variances in price on Bitcoin ~~Exchanges~~markets to identify any material notable variances that may impact the volume or price information of a particular Bitcoin ~~Exchange. The~~market.

Fourth, the Trust then selects a Bitcoin ~~Exchange~~market as its principal market based on the highest ~~trade~~market volume, activity and price stability in comparison to the other Bitcoin ~~Exchanges~~markets on the list.

The Trust determines its principal market (or in the absence of a principal market the most advantageous market) annually and conducts a quarterly analysis to determine (i) if there have been recent changes to each Bitcoin ~~Exchange’s transaction volume~~market’s trading volume and level of activity in the trailing twelve months, (ii) if any Bitcoin ~~Exchanges have fallen out of, or come into, compliance with applicable regulatory requirements, (iii) if there have been any exchanges that have added Bitcoin/USD pairing, (iv) if the Trust has engaged any new Authorized Participant that, due to being registered to do business in another jurisdiction, would make Bitcoin Exchanges previously inaccessible to the Trust now accessible, (v~~markets have developed that the Trust has access to, or (iii) if recent changes to each Bitcoin ~~Exchanges’~~market’s price stability have occurred that would materially impact the selection of the principal market and necessitate a change in the Trust’s determination of its principal market, ~~or (vi) if the principal market is included in the TradeBlock XBX Index.~~

Comments 3 and 5: Revised disclosure for pages 49 and F-9 to be included in Amendment No. 4

Incidental Rights and IR Virtual Currency

~~In many circumstances, holders of Bitcoin are not aware of the occurrence of a fork, airdrop or similar event that results in the creation of a new Incidental Right or IR Virtual Currency because such event may not be immediately disclosed or publicized by the third parties responsible for the creation of that new Incidental Right or IR Virtual Currency. The Sponsor therefore believes that the point in time at which the Trust “passively receives” any Incidental Right or IR Virtual Currency is the effective time of the applicable fork, airdrop or similar event (or, if later, the time at which market participants other than the third parties responsible for the creation of the Incidental Right or IR Virtual Currency become aware of the occurrence of the applicable fork, airdrop or similar event).~~

An Incidental Right or IR Virtual Currency is recognized ~~in the~~, for financial ~~statements~~reporting purposes, on the date on which ~~it is passively received by the Trust in its capacity as a holder of Bitcoin as a resu`lt of a~~the fork, airdrop or similar event occurs, as this is the same time in which future economic benefits are probable and subsequent to the event that has given rise to the Trust’s right to the Incidental Right or IR Virtual Currency. Incidental Rights and IR Virtual ~~Currencies~~Currency are carried at fair value until distributed, otherwise transferred or abandoned by the Trust. ~~The Trust determines the fair value of Incidental Rights or IR Virtual Currency by reference to the principal market for such Incidental Rights or IR Virtual Currency. The Trust’s accounting policy for both Incidental Rights and IR Virtual Currency is the same.~~

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~~The Trust performs a principal market assessment upon receipt of an IR Virtual Currency or Incidental Rights and determines the principal market for such IR Virtual Currency or Incidental Right in a similar manner in which it determines the principal market for Bitcoin:~~

In determining the principal market (or in the absence of a principal market the most advantageous market) for Incidental Rights and IR Virtual Currency, the Trust reviews these criteria in the following order:

~~In making the principal market determination for an IR Virtual Currency or Incidental Right, the Trust determines which exchanges for IR Virtual Currency or Incidental Right have an online platform and publish transaction price and volume data publicly. From this group of exchanges, the Trust looks to those exchanges that (i) have U.S. dollar pairing to allow for U.S. dollar liquidation to U.S. based customers; (ii) have a BitLicense issued by the New York State Department of Financial Services and operate with proper AML and KYC procedures; and (iii) are accessible to the Authorized Participant as a U.S.-based customer and at which the Authorized Participant can legally open an account on the exchange platform. If only one exchange meets all three criteria above, the Trust will select that exchange as the principal market for the IR Virtual Currency or Incidental Right. If multiple exchanges meet all three criteria above, the Trust will determine whether any of the exchanges have significant, notable intra-day price and volume variances from the other exchanges and exclude those exchanges. From the remaining exchanges, the Trust will then select the exchange with the highest trading volume for the U.S. dollar pairing for the preceding twelve months as the principal market for the relevant IR Virtual Currency or Incidental Right. If none of the exchanges meet these initial criteria, the Trust adjusts the criteria and reassesses the group of exchanges until a principal market has been obtained. In the absence of an observable market that can serve as the principal market for the relevant IR Virtual Currency or Incidental Right, the Trust will (i) look to inaccessible known markets with observable market prices for the digital asset or (ii) identify potential market participants and determine the hypothetical price at which they would trade the IR Virtual Currency or Incidental Right in order to determine a fair value for the IR Virtual Currency or Incidental Right. See Notes 2 and 4 to the audited financial statements included elsewhere in this Information Statement for more detail on the series of determinations made by the Trust in connection with a principal market determination for IR Virtual Currency or Incidental Rights.~~

First, the Trust reviews the list of Incidental Right or IR Virtual Currency markets and excludes any Incidental Right or IR Virtual Currency markets that are non-accessible to the Trust and the Authorized Participant. The Trust or an Authorized Participant can only do business with those Incidental Right or IR Virtual Currency markets that meet the regulatory requirements of the jurisdiction in which the Trust or an Authorized Participant is registered to do business.

Second, the Trust sorts the remaining Incidental Right or IR Virtual Currency markets from high to low by entity-specific and market-based volume and activity of Incidental Right or IR Virtual Currency traded on each Incidental Right or IR Virtual Currency market in the trailing twelve months.

Third, the Trust then reviews intra-day pricing fluctuations and the degree of variances in price on Incidental Right or IR Virtual Currency markets to identify any material notable variances that may impact the volume or price information of a particular Incidental Right or IR Virtual Currency market.

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Fourth, the Trust then selects an Incidental Right or IR Virtual Currency market as its principal market based on highest market volume, activity and price stability in comparison to the other Incidental Right or IR Virtual Currency markets on the list.

If no market meets the aforementioned criteria, the Trust continues to evaluate the digital asset in accordance with ASC 820. In the absence of a market that can serve as the principal market (or in the absence of a principal market, the most advantageous market) for the relevant digital asset, the Trust will focus on identifying market participants to which it would sell the relevant digital asset in a hypothetical transaction. The Trust also considers the assumptions that those market participants would use in pricing the digital asset in accordance with ASC 820.

The Trust accounts for in-kind distributions of Incidental Rights and IR Virtual Currency ~~and Incidental Rights~~ in accordance with FASB ASC Topic 845, Nonmonetary Transactions, pursuant to which a transfer of a nonmonetary asset to a Shareholder or to another entity in a nonreciprocal transfer is recorded at the fair value of the asset transferred and a gain or loss is recognized on the disposition of the asset by the Trust.